H.J. Heinz Holding Corporation

One PPG Place

Pittsburgh, Pennsylvania 15222

May 29, 2015

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Loan Lauren P. Nguyen
Norman von Holtzendorff Timothy S. Levenberg

H.J. Heinz Holding Corporation

Registration Statement on Form S-4

File No. 333-203364

Dear Ms. Nguyen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), H.J. Heinz Holding Corporation (the “Company”) hereby requests that the effective date of the above referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective under the Securities Act by 4:00 p.m., New York City time, on June 2, 2015, or as soon thereafter as practicable.

The Company hereby affirms that it is aware of its obligations under the Securities Act. In connection with the foregoing request, the Company further acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Company’s counsel, Eric L. Schiele at (212) 474-1788 or Jonathan L. Davis at (212) 474-1268, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Sincerely,

H.J. HEINZ HOLDING CORPORATION

By
/s/ Dan F. Shaw

	Name:	Dan F. Shaw
	Title:	Senior Vice President and General Counsel